Exhibit 11.1

DIGIHOST TECHNOLOGY INC.

Securities trading policy

1.0	Introduction

The Board of Directors of Digihost Technology Inc. (“Digihost”) has determined that Digihost should formalize its policy on securities trading by directors, senior executives and employees and other Insiders in accordance with securities laws and regulations. This policy does not negate or modify the responsibilities and obligations of Digihost or any individual pursuant to securities laws and all associated regulations. Unless otherwise stated, all defined terms used in this Policy have the meaning set out in Schedule “A”.

2.0	Objective of the Policy

Trading while in possession of material non-public information, and informing others of such material non-public information, is a violation of securities and criminal laws. The purpose of this Securities Trading Policy (the “Policy”) is to provide guidelines and restrictions applicable to: (i) trading in securities of Digihost (“Securities”); and (ii) communication of Material Non-Public Information (as defined in section 6.1 of this Policy).

The guidelines set out in this Policy supplement those set out in Digihost’s Corporate Disclosure Policy. This policy does not negate or modify the responsibilities and obligations of Digihost or any individual pursuant to securities laws and all associated regulations.

3.0	Application of the Policy

This Policy applies to all Insiders of Digihost, and any person who receives Material Non-Public Information from any such Insider in respect of trading in Securities of Digihost (including shares, convertible securities, options and other securities as defined in Schedule “A” to this Policy).

4.0	Communication of the Policy

Copies of this Policy are made available to directors, officers, employees and consultants, either directly or by posting of the Policy on Digihost’s website at www.digihost.ca. All directors, officers and employees will be informed whenever significant changes are made. New directors, officers, employees and consultants will be provided with a copy of this Policy.

5.0	Administrative Responsibility

5.1	Compliance Officer

The Chief Executive Officer will act as the compliance officer (the “Compliance Officer”) for this Policy and shall be responsible for its day to day administration, as well as monitoring and enforcing compliance with this Policy. The Compliance Officer may designate one or more individuals to assist in the administration of this Policy.

6.0	Specific Policies

6.1	Material Non-Public Information

Material Non-Public information of Digihost is Material Information (as defined in Schedule “B”), which has not been “Generally Disclosed.” In order to be “Generally Disclosed,” information must:

(a)	consist of readily observable matter;

(b)	be disseminated to the public by way of a news release together with the passage of a reasonable amount of time for the public to analyze the information; and

(c)	have been made known in a manner that would, or would be reasonably likely to, bring it to the attention of persons who commonly invest in Securities of a kind whose price might be affected by the information and, since it was made known, a reasonable period for it to be disseminated among such persons has elapsed.

Unless otherwise advised that the period is longer or shorter, for the purposes of paragraphs 6.1(b) and 6.1(c), a reasonable amount or reasonable period of time will have passed at the close of business on the second day on which the TSX or TSXV, as applicable, is open for trading (“Trading Day”), after the Material Non-Public Information has been Generally Disclosed.

Any person, who has knowledge of Material Non-Public Information with respect to Digihost, must treat such Material Information as confidential until the Material Information has been Generally Disclosed. Refer to Digihost’s “Corporate Disclosure Policy” for further information on the treatment of confidential information.

Material Non-Public Information shall not be disclosed to anyone except “in the necessary course of business” (as defined in section 6.3 of this Policy). If Material Non-Public Information has been lawfully disclosed in the necessary course of business, anyone so informed must clearly understand that it is to be kept confidential, and, in appropriate circumstances, execute a confidentiality agreement.

Material Non-Public Information shall not be disclosed to anyone in any circumstances, including in the necessary course of business, if the person considering making the disclosure knows, or ought reasonably to know, that the person to whom the Material Non-Public Information is being disclosed would or would be likely to:

●	apply for, acquire, or dispose of, Securities, or enter into an agreement to apply for, acquire, or dispose of, Securities; or

●	procure another person to apply for, acquire, or dispose of, Securities, or enter into an agreement to apply for, acquire, or dispose of, Securities.

When in doubt, all persons to whom this Policy applies must consult with the Compliance Officer to determine:

●	whether disclosure in a particular circumstance is in the necessary course of business; and

●	whether the person proposing to make the disclosure knows, or ought reasonably to know, that the person to whom the Material Non-Public Information is being disclosed would or would be likely to apply for, acquire, or dispose of, Securities, or enter into an agreement to apply for, acquire, or dispose of, Securities or procure another person to apply for, acquire, or dispose of, Securities, or enter into an agreement to apply for, acquire, or dispose of, Securities.

For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media is a form of “Tipping” (as defined in section 6.3 of this Policy) and will not be considered to be in the necessary course of business.

6.2	Trading of Digihost Securities

Insider Trading, for the purpose of this policy, refers to the purchase or sale of Securities by a person with knowledge of Material Non-Public Information, whether or not they are in a “Special Relationship” with Digihost (“Relevant Insider”). Insider Trading is illegal and strictly prohibited by this Policy. For greater certainty, examples of prohibited transactions by such a person would include, but are not limited to the following:

(a)	buying or selling Securities of Digihost;

(b)	buying or selling Securities whose price or value may reasonably be expected to be affected by changes in price of Securities of Digihost;

(c)	selling Securities acquired through the exercise of share options; and

(d)	buying or selling Securities of another company in which Digihost proposes to invest or where the individual, in the course of employment with Digihost, becomes aware of Material Non-Public Information concerning that other company.

6.3	Tipping

Digihost, as a reporting issuer, and/or a person or a company who is a Relevant Insider may not inform, other than in the necessary course of business and then only in certain circumstances, another person or company of Material Non-Public Information. This activity, known as tipping (“Tipping”), is prohibited because it places Material Non-Public Information in the hands of a few persons and not in the hands of the broader investing public.

Subject to certain limitations discussed below, there is an exception to the prohibition on Tipping if selective disclosure is required in the necessary course of business.

The question of whether a particular disclosure is being made “in the necessary course of business” is a mixed question of law and fact that must be determined on a case-by-case basis. However, the necessary course of business exception would generally cover communications with:

a)	vendors, suppliers or strategic partners on issues such as research and development, sales and marketing and supply contracts;

b)	directors, officers and other employees;

c)	lenders, legal counsel, auditors, underwriters.

d)	financial and other professional advisors to the Company;

e)	parties to negotiations in respect of those matters under or affecting the negotiations, including matters in connection with effecting a take-over bid, business combination or acquisition;

f)	labour unions and industry associations;

g)	government agencies and non-governmental regulators;

h)	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency’s ratings generally are or will be publicly available);

i)	investors in connection with a private placement; and

j)	controlling shareholders of the Company, in certain limited circumstances (together “Excepted Disclosure”).

However, and as noted above, this exception to Tipping will not apply where the person proposing to make the disclosure knows, or ought to reasonably know, that the Excepted Disclosure to the relevant party would or would be likely to result in such party:

●	applying for, acquiring, or disposing of, Securities, or entering into an agreement to apply for, acquire, or dispose of, Securities; or

●	procuring another person to apply for, acquire, or dispose of, Securities, or enter into an agreement to apply for, acquire, or dispose of, Securities, in breach of the relevant Insider Trading prohibitions.

6.4	Insider Trading Reports - Canadian Securities Laws Requirements

Under Canadian securities legislation, subject to certain exceptions, Insiders that are deemed to be “Reporting Insiders” of Digihost are required to file an initial insider trading report within ten (10) days after becoming a Reporting Insider electronically through the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca.

Reporting Insiders are further required, subject to certain exceptions, to file an insider trading report on SEDI within five (5) days of a change in: (i) the beneficial ownership of, control or direction over, whether direct or indirect, Securities of Digihost; or (ii) a change in an interest in, or right or obligation associated with, a Related Financial Instrument involving a Security of Digihost.

Reporting Insiders must also file an insider trading report within five (5) days if the Reporting Insider enters into, materially amends, or terminates an agreement, arrangement or understanding that (i) has the effect of altering, directly or indirectly, the Reporting Insider’s economic exposure to Digihost; or (ii) involves, directly or indirectly, a Security of Digihost or a Related Financial Instrument involving a Security of Digihost.

It is the responsibility of each such person to set up and maintain their SEDI profile and to make the necessary filings. However, Digihost may assist Insiders in making such filings, provided such persons provide the necessary information to the Compliance Officer in a timely manner.

A person that is uncertain as to whether he or she is a Reporting Insider or whether he or she may be eligible to be exempted from these requirements should contact the Compliance Officer.

7.0	Guidelines

7.1	No Trade and Blackout Periods for Officers, Directors and Employees

The period beginning at the end of each quarter and ending two Trading Days (as defined in section 6.1 of this Policy) following the date of public disclosure of the financial results for that quarter (or fiscal year) (a “No Trade Period”) is particularly sensitive, as officers, directors and certain employees may often possess Material Non-Public Information about the expected financial results for the quarter and year end.

Accordingly, to ensure compliance with this Policy and applicable securities laws, all directors, officers and employees shall refrain from any trading activities involving Securities of Digihost during No Trade Periods.

From time to time, Digihost may also institute additional trading restricted periods for directors, officers, selected employees and consultants and others because of the existence of Material Non-Public Information (a “Blackout Period”). In the event a Blackout Period or No-Trade Period is initiated, the Compliance Officer shall disseminate a notice to suspend trading in Digihost’s Securities, in the form attached hereto as Schedule “C”, or other approval form, instructing those people not to engage in any trading of Digihost’s Securities until further notice, without disclosing the facts giving rise to or the imposition of such suspension of trading.

Even outside of Blackout Periods or No Trade Periods, any person possessing Material Non- Public Information on Digihost should not engage in any transactions related to Digihost’s Securities until two Trading Days after such information has been publicly disclosed. All directors, officers, employees and other persons are expected to use their judgment in interpreting this Policy, and to err on the side of caution at all times. If in doubt, such person is required to contact the Compliance Officer.

At specific times, Digihost’s Board of Directors may award long term compensation under Digihost’s Stock Option Plan, or by other means. Under no circumstances will long term compensation awards related to Digihost’s Securities be made while a Blackout Period or No Trade Period is in effect. In the event that options or other Security related long term compensation expire during a Blackout Period or No Trade Period, such expiry date will be extended as provided in the Incentive Stock Option Plan of Digihost, or such other plan governing securities compensation matters, as applicable.

7.2	Pre-Clearance of Trades

Before initiating any trade in Digihost’s Securities, each person to whom this Policy applies must contact and get approval from the “Clearance Committee” which will be comprised of the Chairperson of the Board of Directors, the Chairperson of the Audit Committee and an independent director. The Clearance Committee shall refer each proposed transaction to external corporate counsel to determine if it raises insider trading concerns or other concerns under securities laws and regulations. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the proposed transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

7.3	Short-Swing Trades

Digihost recommends that, other than in the course of exercising an option, Insiders do not buy and sell its Securities within the same six month period.

7.4	Short Sales, Call and Put Options

Insiders are not permitted to sell “short” or sell a “call option” on any of Digihost’s Securities or purchase a “put option” where they do not own the underlying Security or, in the case of a short sale, an option currently exercisable therefor.

7.5	Buying Digihost’s Securities on Margin

Insiders are not permitted to buy Digihost’s Securities on margin.

7.6	Hedging

Insiders who are directors and officers of Digihost are not permitted to enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such Insiders in Securities of Digihost. This includes the purchase of financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity Securities granted to such Insiders as compensation or otherwise held directly or indirectly by such Insiders.

8.0	Potential Criminal and Civil Liability and/or Disciplinary Action

8.1	Liability for Insider Trading in Canada

Under applicable Canadian securities laws, Insiders guilty of trading on Material Non-Public Information of Digihost may be subject to:

(a)	penalties of up to the greater of $5 million and triple any profit earned or loss avoided; and

(b)	imprisonment.

Additionally, such conduct may subject Digihost or other investors to civil liability.

8.2	Liability for Tipping in Canada

Insiders may also be liable for improper transactions by any person commonly referred to as a tippee, to whom they have disclosed Material Non-Public Information about Digihost or to whom they have made recommendations or expressed opinions on the basis of such information. The various Canadian securities regulators have imposed large penalties even when the disclosing person did not profit from the trading.

8.3	Possible Disciplinary Actions

Employees, officers, directors, consultants and contractors who violate this Policy will also be subject to disciplinary action by Digihost, which may include restrictions on future participation in equity incentive plans or termination of employment.

6.0	Applicability of Policy to Insider Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Non-Public Information relating to other companies, including joint venture partners, customers, vendors and suppliers of Digihost (the “Business Partners”), when that information is obtained in the course of employment with, or providing services on behalf of, Digihost. For the purposes of this Policy, information about Business Partners should be treated in the same way as information related directly to Digihost.

7.0	Annual Certification

All directors and officers of Digihost, together with any employees, consultants and contractors specified by the Board of Directors of Digihost, shall provide annual certification of compliance with this Policy in the form attached to Digihost’s Code of Business Conduct and Ethics.

8.0	General

The Board may, from time to time, permit departures from the terms of this Insider Trading Policy, either prospectively or retrospectively. The terms of this Securities Trading Policy are not intended in and of themselves to give rise to civil liability on the part of Digihost, its directors, officers or employees, to any third party, including to any shareholder, securityholder, customer, supplier, competitor, other employee or regulator, but shall give rise to liability to Digihost.

Last reviewed on:	June 20, 2022
Approved by:	Audit Committee Board of Directors

SCHEDULE “A”

INDIVIDUALS AND ENTITIES TO WHOM THIS POLICY APPLIES

“Employee” means a full-time, part-time, contract or secondment employee of Digihost.

“Insider” means:

(a)	all directors, Officers, employees, contractors and consultants of Digihost and its affiliates who receive or have access to Material Non-Public Information (as defined in section 6.1), including members of their immediate families, members of their households, as well as the partnerships, trusts, corporations, estates, RRSPs, and similar entities over which any of these individuals exercise control or direction;

(b)	a director or Officer of a person or company that is itself an insider or subsidiary of Digihost;

(c)	a person or company that has

(i)	beneficial ownership of, or control or direction over, directly or indirectly, Securities of Digihost carrying more than 10 per cent of the voting rights attached to all Digihost’s outstanding voting Securities, excluding, for the purpose of the calculation of the percentage held, any Securities held by the person or company as underwriter in the course of a distribution, or

(ii)	a combination of beneficial ownership of, and control or direction over, directly or indirectly, Securities of Digihost carrying more than 10 per cent of the voting rights attached to all Digihost’s outstanding voting Securities, excluding, for the purpose of the calculation of the percentage held, any Securities held by the person or company as underwriter in the course of a distribution;

(d)	Digihost itself, if it has purchased, redeemed or otherwise acquired a Security of its own issue, for so long as it continues to hold that Security;

(e)	a person or company designated as an insider in an order made under section 1(11) Securities Act (Ontario); and

(f)	a person or company that is in a class of persons or companies designated under subparagraph 40 v of subsection 143(1) of the Securities Act (Ontario).

“Major Subsidiary” means a subsidiary of an issuer if the assets of the subsidiary, as included in the issuer’s most recent annual audited or interim balance sheet, or a statement of financial position, are 30 per cent or more of the consolidated assets of the issuer reported on that balance sheet or statement of financial position, as the case may be, or the revenue of the subsidiary, as included in the issuer’s most recent annual audited or interim income statement, or a statement of comprehensive income, is 30 per cent or more of the consolidated revenue of the issuer reported on that statement;

Schedule A-1

“Management Company” means a person or company established or contracted to provide significant management or administrative services to an issuer or a subsidiary of the issuer;

“Officer” means:

(a)	a chair or vice-chair of the Board of Directors, a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, a President, a Vice-president, a Secretary, an Assistant Secretary, a Treasurer, an Assistant Treasurer and a General Manager;

(b)	every individual who is designated as an officer under a by-law or similar authority, and

(c)	every individual who performs functions similar to those normally performed by an individual referred to above.

“Person or Company in a Special Relationship with a Reporting Issuer” means:

(a)	a person or company that is an insider, affiliate or associate of,

(i)	Digihost,

(ii)	a person or company that is considering or evaluating whether to or is proposing to make a take-over bid, as defined in Part XX of the Securities Act (Ontario), for the Securities of Digihost, or

(iii)	a person or company that is considering or evaluating whether to or is proposing to become a party to a reorganization, amalgamation, merger or arrangement or similar business combination with Digihost or to acquire a substantial portion of its property,

(b)	a person or company that is engaging in, considering or evaluating whether to engage in or that proposes to engage in any business or professional activity with or on behalf of Digihost or with or on behalf of a person or company described in subclause (a) (ii) or (iii),

(c)	a person who is a director, Officer or employee of Digihost, a subsidiary of Digihost or a person or company that controls, directly or indirectly, Digihost, or of a person or company described in subclause (a) (ii) or (iii) or clause (b),

(d)	a person or company that learned of the material fact or material change with respect to Digihost while the person or company was a person or company described in clause (a), (b) or (c),

(e)	a person or company that learns of a material fact or material change with respect to Digihost from any other person or company described in this subsection, including a person or company described in this clause, and knows or ought reasonably to have known that the other person or company is a person or company in such a relationship.

Schedule A-2

“Related Financial Instrument” means an agreement, arrangement or understanding to which an insider of Digihost is a party, the effect of which is to alter, directly or indirectly, the insider’s,

(a)	economic interest in a Security of Digihost, or

(b)	economic exposure to Digihost

“Reporting Insider” means an insider of Digihost if the insider is

(a)	The CEO, CFO or COO of Digihost, of a significant shareholder of Digihost or of a Major Subsidiary of Digihost;

(b)	A director of Digihost, of a significant shareholder of Digihost or of a Major Subsidiary of Digihost;

(c)	A person or company responsible for a principal business unit, division or function of Digihost;

(d)	A significant shareholder of Digihost;

(e)	A significant shareholder based on post-conversion beneficial ownership of Digihost’s Securities and the CEO, CFO, COO and every director of the significant shareholder based on post-conversion beneficial ownership;

(f)	A management company that provides significant management or administrative services to Digihost or a Major Subsidiary of Digihost, every director of the management company, every CEO, CFO and COO of the management company, and every significant shareholder of the management company;

(g)	An individual performing functions similar to the functions performed by any of the insiders described in paragraphs (a) to (f);

(h)	Digihost itself, if it has purchased, redeemed or otherwise acquired a Security of its own issue, for so long as it continues to hold that Security; or

(i)	Any other insider that

(i)	in the ordinary course receives or has access to information as to material facts or material changes concerning Digihost before the material facts or material changes are generally disclosed; and

(ii)	directly or indirectly, exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of Digihost

A “Security” is defined in section 1(1) of the Securities Act (Ontario) and includes, among other things, all shares, convertible or exchangeable Securities such as warrants or convertible debentures, options, restricted share units as well as a put, call, option or other right or obligation to purchase or sell Securities of Digihost, or any Security, the market price of which varies materially with the market price of the Securities of Digihost.

Schedule A-3

“Significant Shareholder” means a person or company that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, Securities of an issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any Securities held by the person or company as underwriter in the course of a distribution.

A company is considered to be a “Subsidiary” of another company if it is controlled by (1) that other, (2) that other and one or more companies, each of which is controlled by that other, or (3) two or more companies, each of which is controlled by that other; or it is a subsidiary of a company that is that other's subsidiary. In general, a company will control another company when the first company owns more than 50% of the outstanding voting Securities of that other company.

“Trading” in Securities refers to all investment activities over which a person covered by this Policy has control or direction, whether for their personal account or in a fiduciary capacity, as in the case of a partnership, trusteeship, or executorship. For the purposes of this Policy, trading includes any purchase or sale of a Security as well as the provision of investment advice.

Schedule A-4

SCHEDULE “B”

EXAMPLES OF INFORMATION THAT MAY BE MATERIAL

“Material information” consists of both “material facts” and “material changes”. For Canadian purposes, a “material fact” means a fact that would reasonably be expected to have a significant effect on the market price or value of the securities of Digihost. For Canadian purposes a “material change” means a change in the business, operations or capital of Digihost that would reasonably be expected to have a significant effect on the market price or value of any of the securities of Digihost and includes a decision to implement such a change if such a decision is made by the board of directors or by senior management of Digihost who believe that confirmation of the decision by the board of directors is probable.

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of Digihost’s Securities.

Examples of such information may, depending on the circumstances, include:

(a)	financial results;

(b)	projections of future earnings or losses;

(c)	development of new products and developments affecting Digihost’s resources, technology, products or market;

(d)	news of a material merger, joint venture or acquisition;

(e)	news of a disposal of significant assets or a subsidiary;

(f)	increases, decreases and reclassifications of mineral reserves or resources;

(g)	significant exploration results;

(h)	impending bankruptcy or financial liquidity problems;

(i)	significant work stoppages or other events affecting production;

(j)	significant pricing changes or agreements that may affect pricing;

(k)	major labour disputes or disputes with major contractors or suppliers;

(l)	proposed changes in capital structure including stock splits and stock dividends;

(m)	proposed or pending material financings;

(n)	material increases or decreases in the amount outstanding of Securities or indebtedness;

Schedule B-1

(o)	material changes in the business of Digihost;

(p)	changes in Digihost’s auditors;

(q)	defaults in material obligations;

(r)	results of the submission of matters to vote of securityholders;

(s)	material transactions with directors, officers or principal securityholders;

(t)	significant litigation exposure due to actual or threatened litigation;

(u)	a transaction for which the consideration payable or receivable is a significant proportion of the written down value of Digihost’s consolidated assets;

(v)	a recommendation or declaration of a dividend by Digihost;

(w)	a recommendation or decision that a dividend will not be declared by Digihost;

(x)	a material change in accounting policy adopted by Digihost; and

(y)	changes in senior management.

Either positive or negative information may be material.

Schedule B-2

SCHEDULE “C”

PRIVATE AND CONFIDENTIAL

TO:	DIRECTORS, OFFICERS AND EMPLOYEES OF DIGIHOST TECHNOLOGY INC. (THE “COMPANY”) AND ITS AFFILIATES

RE:	SUSPEND TRANSACTION NOTICE

Further to our Securities Trading Policy, please suspend all further securities and related financial instrument transactions in respect of the Company until further notice.

Should you have any questions or concerns please contact Compliance Officer at info@digihostblockchain.com.

Sincerely,

DIGIHOST TECHNOLOGY INC.

Schedule C-1